UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                    Name of Issuer: Patient Infosystems, Inc.

                   Title of Class of Securities: Common Stock

                            CUSIP Number: 702915 109

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

     Derace L. Schaffer, M.D.

2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [ ]

     Not applicable

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

5. Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power

     2,487,307 shares **

6.   Shared Voting Power

     0 shares

7.   Sole Dispositive Power

     2,487,307 shares **

8.   Shared Dispositive Power

     0 shares

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,487,307 shares **

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain Shares

11.  Percent of Class Represented by Amount in Row 9

     22.2%

14.  Type of Reporting Person

     IN

This amends and suplements the statement on Schedule 13G filed with the Commission by Dr. Schaffer with respect to his ownership of Common Stock (the "Common Stock"), $.01 par value per share and Convertable Preferred Stock, Series C, no par value per share ("Series C Preferred Stock") of Pateint Infosystems, Inc., a Deleware company. Unless otherwise defined herein, all capitalized items used herein shall have the meaning ascribed to them in the Statement.

** Includes 288,000 shares held by Dr. Schaffer's minor children. Also includes 36,000 shares subject to outstanding options which are issuable upon the exercise of options that are currently exercisable and the converstion of 25,000 shares of Series C Preferred Stock into 200,000 shares of Common Stock.

Item 1.

(a)  Name of Issuer:

     Patient Infosystems, Inc.

(b)  Address of Issuer's Principal Executive Offices:

     46 Prince Street
     Rochester, New York 14607

Item 2.

(a)  Name of Person Filing:

     Derace L. Schaffer, M.D.

(b)  Address of Principal Business Office or, if none, Residence:

     c/o Patient Infosytems, Inc.
     46 Prince Street
     Rochester, New York 14607

(c)  Citizenship:

     United States

(d)  Title of Class of Securities:

     Common Stock

(e)  CUSIP Number:

     702915 109


Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

(a)  [ ] Broker or Dealer registered under Section 15 of the Act

(b)  [ ] Bank as defined in section 3(a)(6) of the Act

(c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d) [ ] Investment Company registered under section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

(g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

(h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4. Ownership

(a)  Amount Beneficially Owned:

        2,487,307 shares **

(b)  Percent of Class:

        22.2%

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

                2,487,307 shares **

     (ii) shared power to vote or to direct the vote:

                0 shares

     (iii)sole  power to  dispose or to direct  the  disposition  of:

                2,487,307 shares **

     (iv) shared power to dispose or to direct the  disposition  of:

                0 Shares

** Includes 288,000 shares held by Dr. Schaffer's minor children. Also includes 36,000 shares subject to outstanding options which are issuable upon the exercise of options that are currently exercisable and the converstion of 25,000 shares of Series C Preferred Stock into 200,000 shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        August 1, 2001
---------------------------------
Date
/s/ Derace L. Schaffer, M.D.
---------------------------------
Derace L. Schaffer, M.D.